Exhibit 12.0

MedCath Corporation

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended September 30,

	2000	2001	2002	2003	2004

Earnings:
Income (loss) before minority interest and income taxes	$(10,354)	$15,528	$37,722	$(54,477)	$(634)
Equity method investment earnings (losses)	(2,011)	(2,119)	3,007	3,541	3,540

	(8,343)	17,647	34,715	(58,018)	(4,174)
Add:
Fixed charges	30,903	26,659	25,141	27,566	29,944
Amortization of capitalized interest	188	194	250	279	366
Distributed income of equity investees	152	84	143	236	3,416
Less:
Capitalized interest	—	—	1,241	1,392	641
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	1,986	4,869	8,356	3,815	456

Earnings as adjusted	$20,914	$39,715	$50,652	$(35,144)	$28,455

Fixed Charges:
Third party interest expense	$29,047	$24,876	$22,282	$24,399	$27,058
Capitalized interest	—	—	1,241	1,392	641
Amortization of loan acquisition costs	1,568	1,519	1,314	1,458	1,895
Estimate of the interest within rental expense	288	264	304	317	350

Total fixed charges	$30,903	$26,659	$25,141	$27,566	$29,944

Ratio of earnings to fixed charges / (excess of fixed charges over earnings)	(9,989)	1.49x	2.01x	(62,710)	(1,489)